Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

November 10, 2010

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-8629

Re:	Sun Life of Canada (U.S.) Variable Account F ("Registrant") of
Sun Life Assurance Company of Canada (U.S.) ("Depositor" or “Sun Life”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4
(the "Registration Statement")
File Nos. 811-05846 & 333-168711

Commissioners:

The above-captioned Registration Statement was filed with the Securities and Exchange Commission ("SEC") on August 10, 2010, for the purpose of registering an indefinite number of flexible payment deferred annuity contracts (the "Contracts") to be used in connection with retirement and deferred compensation plans.  Pre-Effective Amendment
No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”) was filed on October 26, 2010, to respond to SEC Staff comments on the Registration Statement.

The purpose of this correspondence is to respond to follow-up comments on Pre-Effective Amendment No. 1 made by the SEC Staff in a telephone conversation on November 8, 2010.  The comments suggest changes in the prospectus disclosure to clarify the description, calculation, and operation of “Purchase Payment Interest” available under the Contracts.

In response to the Staff’s comments on Pre-Effective Amendment No. 1, Registrant has revised the prospectus disclosure under “Purchase Payment Interest” and “Appendix C:  Calculation of Purchase Payment Interest.”  In addition, Registrant has revised the prospectus disclosure under “Short-Term Trading” and has added “Appendix D:  Calculation of Free Withdrawal Amount” in response to Staff comments on another Sun Life Registration Statement (File No. 333-168710), which are equally applicable to Pre-Effective Amendment No. 1.

For the convenience of the Staff, Registrant has attached copies of the prospectus disclosure specifically addressing all of these changes to Pre-Effective Amendment No. 1.

Please direct all questions and comments to the undersigned at (781) 263-6402, or to Patrice M. Pitts, Esquire, of Sutherland Asbill & Brennan at (202) 383-0548.

Respectfully yours,

/s/Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President & Senior Counsel

cc:	Steven Roth, Esquire
Patrice M. Pitts, Esquire
Rebecca A. Marquigny, Esquire

Purchase Payment Interest

We will credit your Contract with an amount that we refer to as “Purchase Payment Interest.” When you purchase your Contract, you may elect one of the following Purchase Payment Interest options:

Option A: The 2% Five-Year Anniversary Interest Option - Under this option we will credit your Contract with 2% of each Purchase Payment received prior to the first Account Anniversary. In addition, on every Fifth-Year Anniversary, we will add to your Contract a credit equal to 2% of your Account Value at that time.

Option B: The 5% Interest Option - Under this option we will add to your Contract a credit equal to 5% of each Purchase Payment.

We add the Purchase Payment Interest to your Account during the same Valuation Period in which we received any Purchase Payment under Option B, or any Purchase Payment received before the first Account Anniversary under Option A. In addition, under Option A we add Purchase Payment Interest to your Account on every Fifth-Year Anniversary. When a credit is based upon a Purchase Payment received, we allocate the Purchase Payment Interest to the Sub-Accounts and/or the DCA Periods in the same proportion as your Net Purchase Payment is allocated. For any Fifth-Year Anniversary credit under Option A, we calculate Purchase Payment Interest based on your total Account Value and then allocate the Purchase Payment Interest to each Sub-Account on a pro-rata basis; i.e., in the same proportion as each Sub-Account is invested in your total Variable Account Value.

Purchase Payment Interest is not a Purchase Payment and therefore no withdrawal charges are directly associated with it. The credit of Purchase Payment Interest increases your Account Value. As a result of the Purchase Payment Interest, other values may be affected. For example:

•	An increase in your Account Value may also result in your Account Value becoming the greatest amount payable under the basic death benefit.
•	The Purchase Payment Interest credited during a previous Account Year may also increase your prior Account Year’s earnings under your Contract and thus your free withdrawal amount.
•
If you are participating in an optional living benefit, the Purchase Payment Interest will not be credited to your Withdrawal Benefit Base; however, the increase in your Account Value may cause a step-up of your Withdrawal Benefit Base.

You should carefully consider the following when selecting a Purchase Payment Interest option:
•
Option A will generally result in higher Purchase Payment Interest if you plan to hold your Contract for a longer period of time (e.g., 10 years or more). Option B will generally result in higher Purchase Payment Interest if you only plan to hold your Contract for a shorter period of time (e.g., less than 10 years).

•
If you plan on making additional Purchase Payments beyond the first Account Year, then under Option B, we will credit your Account Value immediately with the Purchase Payment Interest. By contrast, for Purchase Payments made after the first Account Year under Option A, you will not receive an immediate credit of Purchase Payment Interest; instead, on every Fifth-Year Anniversary, we will credit your Contract based on your Account Value.

•	If you select the Sun Income Riser® III living benefit, you can make additional Purchase Payments only during your first Account Year. See “Accumulation Phase” and “Optional Living Benefit.”
•
If you select the Sun Income MaximizerSM or Sun Income MaximizerSM Plus living benefits, we reserve the right not to accept additional Purchase Payments. See “Accumulation Phase” and “Optional Living Benefit.”

The Contracts are designed to give the most value to Participants with long-term investment goals. We will deduct the “Adjusted” Purchase Payment Interest if the Contract is returned during the “free look period.” For a description of the free look period and Adjusted Purchase Payment Interest, see “Right to Return.” For examples of how we calculate Purchase Payment Interest, see “APPENDIX C - CALCULATION FOR PURCHASE PAYMENT INTEREST.”

Short-Term Trading

The Contracts are not designed for short-term trading. If you wish to employ such strategies, do not purchase a Contract. Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer activity. Some Participants and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection. Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Participants or intermediaries or curtail their trading. A failure to detect and curtail short-term trading could result in adverse consequences to the Participants. Short-term trading can increase costs for all Participants as a result of excessive portfolio transaction fees. In addition, short-term trading can adversely affect a Fund's performance. If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.

The Company has policies and procedures to limit the number and frequency of transfers of Account Value. The Company also reserves the right to charge a fee for transfers to discourage frequent trading. In no event will the total charge assessed in connection with a transfer, that includes this fee as well as any charge that we may assess on a permitted transfer of Account Value among Sub-Accounts (see “Permitted Transfers,” above), exceed the maximum fee per transfer presented in the table of “Fees and Expenses” in this Prospectus.

Short-term trading activities whether by the Participant or a third party authorized to initiate transfer requests on behalf of Participant(s) may be subject to other restrictions as well. For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under “Permitted Transfers,” such as requiring transfer requests to be submitted in writing through regular first-class U.S. mail (e.g., no overnight, priority or courier delivery allowed) and refusing any and all transfer instructions.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by you directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party. We impose additional administrative restrictions on third parties that engage in transfers of Account Values on behalf of multiple Participants at one time. Specifically, we limit the form of such large group transfers to fax or mail delivery only, require the third party to provide us with advance notice of any possible large group transfer so that we can have additional staff ready to process the request, and require that the amount transferred out of a Sub-Account for each Participant be equal to 100% of that Participant's value in the Sub-Account. In the last situation, we will not transfer any of the Sub-Account value. Instead, we will deem the request not in good order and immediately notify you.

We will provide you written notification of any restrictions imposed.

We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interests of the relevant underlying Fund, in the following instances:

●	when a new broker of record is designated for the Contract;

●	when the Participant changes;

●	when control of the Contract passes to the designated beneficiary upon the death of the Participant or Annuitant;

●	when necessary in our view to avoid hardship to a Participant; or

●	when underlying Funds are dissolved, merged, or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Participants to certain risks. The short-term trading could increase costs for all Participants as a result of excessive portfolio transaction fees. In addition, the short-term trading could adversely affect a Fund's performance. If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies. We uniformly apply the short-term trading policy and the permitted waivers of that policy to all Contracts. If we did not do so, some Participants could experience a different application of the policy and therefore may be treated unfairly. Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.

APPENDIX C -
CALCULATION FOR PURCHASE PAYMENT INTEREST

Example 1: Option A

If you select Option A, the 2% Five-Year Anniversary Interest Option, we will credit your Contract with 2% of each Purchase Payment received during the first Account Year. In addition, on each Fifth-Year Anniversary, we will add to your Contract a credit equal to 2% of your Account Value at that time. For the example below, assume an initial Purchase Payment of $100,000 is made on the Issue Date.

Account Year	Purchase Payments	Purchase Payment Interest	Prior Year Anniversary Account Value before Purchase Payment Interest is added
(a) 1	100,000	2,000	0
(b) 1	20,000	400	0
2	0	0	123,500
3	0	0	117,325
4	0	0	131,404
(c) 5	40,000	0	157,685
(d) 6	0	4,200	210,000
7	0	0	191,299
8	0	0	185,104
9	0	0	170,104
10	0	0	167,430
(e) 11	0	3,500	175,000

(a) Initial Purchase Payment of $100,000 will result in a 2% Purchase Payment Interest credit of $2,000 (0.02 x $100,000). The Purchase Payment Interest is allocated to the Sub-Accounts and/or the DCA Periods in the same proportion as the Net Purchase Payment is allocated.

(b) An additional Purchase Payment of $20,000 in the first Account Year will result in a 2% Purchase Payment Interest credit of $400 (0.02 x $20,000). The Purchase Payment Interest is allocated to the Sub-Accounts and/or the DCA Periods in the same proportion as the Net Purchase Payment is allocated.

(c) An additional Purchase Payment of $40,000 in the fifth Account Year does not result in any Purchase Payment Interest , because the Payment did not occur during the first Account Year. Suppose the additional Purchase Payment of $40,000 is allocated to a DCA Period and subsequent transfers from the DCA Period are allocated to two variable Sub-Accounts equally.

(d) At the end of Account Year 5, suppose the Account Value had increased to $210,000 due to positive investment performance of the underlying Funds. (The Account Value in the DCA program is $10,000 and the Variable Account Value is $200,000, which represents $102,000 in Sub-Account A and $98,000 Sub-Account B.) On the Fifth-Year Anniversary (i.e., at the end of year 5), a credit of $4,200 (0.02 x $210,000) is added to each Sub-Account in the same proportion as each Sub-Account is invested in the total Variable Account Value and is reflected at the beginning of Account Year 6 in the table above. Because 51% of the Variable Account Value (i.e., $102,000 ÷ $200,000) is invested in Sub-Account A, that same percentage of the Purchase Payment Interest (i.e., 0.51 x $4,200 = $2,142) is added to Sub-Account A. Likewise, because 49% of the total Variable Account Value ($98,000 ÷ $200,000) is invested in Sub-Account B, that same percentage of the Purchase Payment Interest (i.e., 0.49 x $4,200 = $2,058) is added to Sub-Account B.

(e) At the end of Account Year 10, a Fifth-Year Anniversary, suppose the Account Value is $175,000 ($0 in the DCA program, $91,000 in Sub-Account A, and $84,000 in Sub-Account B) due to the investment performance of the underlying Funds. On the tenth Account Anniversary (i.e., at the end of year 10), a credit of $3,500 (0.02 x $175,000) is added to the variable Sub Accounts and is reflected at the beginning of Account Year 11 in the table above. $1,820 (0.52 x $3,500) is added to Sub-Account A and $1,680 (0.48 x $3,500) is added to Sub-Account B.

This 2% Purchase Payment Interest credit will be added on each Fifth-Year Anniversary thereafter (i.e., at the end of  5th, 10th, 15th, etc. Account Years) based on the Account Value at that time.

Option A will generally result in higher Purchase Payment Interest if you plan to hold your Contract for a longer period of time (e.g., 10 years or more).

Example 2: Option B

If you select Option B, the 5% Interest Option, we will add to your Contract a credit equal to 5% of each Purchase Payment. For the example below, assume an initial Purchase Payment of $100,000 is made on the Issue Date.

Account Year	Purchase Payments	Purchase Payment Interest
(a) 1	100,000	5,000
(b) 1	20,000	1,000
2	0	0
3	0	0
(c) 4	40,000	2,000
5	0	0
6	0	0
7	0	0
8	0	0
9	0	0
10	0	0
11	0	0

(a) An Initial Purchase Payment of $100,000 will result in a 5% Purchase Payment Interest credit of $5,000 (0.05 x $100,000). The Purchase Payment Interest is allocated to the Sub-Accounts and/or the DCA Periods in the same proportion as the Net Purchase Payment is allocated.

(b) An additional Purchase Payment of $20,000 in the first Account Year will result in a Purchase Payment Interest credit of $1,000 (0.05% x $20,000). The Purchase Payment Interest is allocated to the Sub-Accounts and/or the DCA Periods in the same proportion as the Net Purchase Payment is allocated.

(c) Suppose an additional Purchase Payment of $40,000 is made in the fourth Account Year. This Purchase Payment will result in a credit of $2,000 (0.05 x $40,000). The Purchase Payment Interest is allocated to the Sub-Accounts and/or the DCA Periods in the same proportion as the Net Purchase Payment is allocated.

Option B will generally result in higher Purchase Payment Interest if you only plan to hold your Contract for a shorter period of time (e.g., less than 10 years).

APPENDIX D -
CALCULATION OF FREE WITHDRAWAL AMOUNT

In the first Account Year, your free withdrawal amount is equal to 10% of all Purchase Payments you have made less any withdrawals previously taken that were not subject to withdrawal charges. For all other Account Years, the free withdrawal amount is equal to the greater of:

#1 - Contract earnings during the prior Account Year minus all withdrawals taken during the current Account Year that were not subject to withdrawal charges; and

#2 - 10% of the amount of all Purchase Payments you have made during the last seven Account Years, including the current Account Year, minus all withdrawals taken during the current Account Year that were not subject to withdrawal charges.

For Example 1 below, assume an initial Purchase Payment of $100,000 is made on the Issue Date and Purchase Payment Interest Option A (2% Five-Year Anniversary Interest Option) is chosen.

Example 1:

Account Year	Purchase Payments	Purchase Payment Interest	Prior Anniversary Account Value	Prior Account Year Earnings (#1 Above)	10% of Purchase Payments (#2 Above)	Free Amount before Withdrawal	Amount of Withdrawals	Cumulative Withdrawals this Year not Subject to Withdrawal Charges	Remaining Free Withdrawal Amount after Withdrawal
1	100,000	2,000	0	0	10,000	10,000	0	0	10,000
(a) 1	20,000	400	0	0	12,000	12,000	0	0	12,000
(b) 2	0	0	133,200	13,200	12,000	13,200	0	0	13,200
3	0	0	146,520	13,320	12,000	13,320	0	0	13,320
4	0	0	160,000	13,480	12,000	13,480	0	0	13,480
(c) 5	0	0	173,000	13,000	12,000	13,000	13,000	13,000	0
(d) 5	40,000	0	173,000	0	3,000	3,000	0	13,000	3,000
5	0	0	173,000	0	3,000	3,000	0	13,000	3,000
(e) 6	0	4,200	214,200	14,200	16,000	16,000	0	0	16,000
7	0	0	216,342	2,142	16,000	16,000	0	0	16,000
(f) 8	0	0	219,587	3,245	4,000	4,000	0	0	4,000
(g) 8	20,000	0	219,587	3,245	6,000	6,000	0	0	6,000
(h) 8	0	0	219,587	3,245	6,000	6,000	6,000	6,000	0

(a) A $20,000 additional Purchase Payment was made during Account Year 1, an additional credit (Purchase Payment Interest) of $400 (0.02 x $20,000) was immediately credited to the Account Value on the date the Purchase Payment was made.

(b) In Account Year 2, the prior Account Year earnings of $13,200 (including  anyPurchase Payment Interest credited in Account Year 1) are greater than 10% of all Purchase Payments made in the last seven Account Years (0.10 x [$100,000 + $20,000] = $12,000).

(c) At the beginning of Account Year 5, a request for the entire free withdrawal amount is made. The prior Account Year earnings of $13,000 are greater than 10% of all Purchase Payments made in the last seven Account Years (0.10 x [$100,000 + $20,000] = $12,000) and, therefore, $13,000 is withdrawn from the Account and the remaining free withdrawal amount is reduced to $0.

(d) Later in Account Year 5, an additional Purchase Payment of $40,000 is made and the free withdrawal amount is immediately recalculated. (No Purchase Payment Interest is credited at that time because the Purchase Payment was made after the first Account Year.) Because the prior Account Year earnings were withdrawn, those earnings equal $0 and are less than 10% of Purchase Payments. As a result, the new free withdrawal amount is $3,000 ([0.10 x ($100,000 + $20,000 + $40,000)] - $13,000).

(e) At the end of Account Year 5 (the first Fifth-Year Anniversary in which the Purchase Payment Interest is credited based on Account Value), the Account Value is equal to $210,000 and the Purchase Payment Interest credited is $4,200 (0.02 x $210,000). As a result, the Account Value is increased to $214,200 ($210,000 + $4,200).

(f) At the beginning of Account Year 8, the free withdrawal amount is $4,000, which represents 10% of Purchase Payments made in the last seven Account Years (0.10 x $40,000). (Purchase Payments made in the last seven Account Years would include the $40,000 paid in Account Year 5, but would not include the $120,000 of Purchase Payments  made in the first Account Year, because those Payments were made more than seven Account Years ago. In addition, no Purchase Payment Interest is credited in Account Year 8 because it is not a Fifth-Year Anniversary.) The $4,000 is greater than the prior Account Year Contract earnings of $3,245.

(g) Later in Account Year 8, an additional Purchase Payment of $20,000 is made and the free withdrawal amount is immediately recalculated. The new free withdrawal amount is $6,000 (0.10 x [$40,000 + $20,000]), which exceeds the prior Account Year Contract earnings ($3,245).

(h) Subsequently, in Account Year 8, a withdrawal of $6,000 is taken which reduces the free withdrawal amount to $0.

For Example 2 below, assume an initial Purchase Payment of $100,000 is made on the Issue Date and Purchase Payment Interest Option B (5% Interest Option) is chosen.

Example 2:

Account Year	Purchase Payments	Purchase Payment Interest	Prior Anniversary Account Value	Prior Account Year Earnings (#1 Above)	10% of Purchase Payments (#2 Above)	Free Amount before Withdrawal	Amount of Withdrawals	Cumulative Withdrawals this Year not Subject to Withdrawal Charges	Remaining Free Withdrawal Amount after Withdrawal
1	100,000	5,000	0	0	10,000	10,000	0	0	10,000
2	0	0	115,500	15,500	10,000	15,500	0	0	15,500
(a) 3	20,000	1000	127,050	11,550	12,000	12,000	0	0	12,000
(b) 4	0	0	161,755	14,705	12,000	14,705	14,705	14,705	0
(c) 4	40,000	2000	161,755	0	1,295	1,295	0	14,705	1,295
5	0	0	188,921	1,871	16,000	16,000	0	0	16,000
6	0	0	179,474	0	16,000	16,000	0	0	16,000
7	0	0	181,269	1,795	16,000	16,000	0	0	16,000
(d) 8	0	0	184,894	3,625	6,000	6,000	0	0	6,000
(e) 8	20,000	1000	184,894	3,625	8,000	8,000	0	0	8,000
(f) 8	0	0	184,894	3,625	8,000	8,000	8,000	8,000	0

(a) A $20,000 Purchase Payment was made during Account Year 3, an additional credit (Purchase Payment Interest) of $1,000 (0.05 x $20,000) was immediately credited to the Account Value on the date the Purchase Payment was made.

(b) At the beginning of Account Year 4, a request for the entire free withdrawal amount is made. The prior Account Year earnings of $14,705 (including Purchase Payment Interest credited in Account Year 3) are greater than 10% of all Purchase Payments made in the last seven Account Years (0.10 x [$100,000 + $20,000] = $12,000) and, therefore, $14,705 is withdrawn from the Account and the remaining free withdrawal amount is reduced to $0.

(c) Later in Account Year 4, an additional Purchase Payment of $40,000 and an additional credit (Purchase Payment Interest) of $2,000 (0.05 x $40,000) are made, and the free withdrawal amount is immediately recalculated. Because the prior Account Year earnings were withdrawn, the new free withdrawal amount is based on 10% of Purchase Payments and equals $1,295 ([0.10 x ($100,000 + $20,000 + $40,000)] - $14,705).

(d) At the beginning of Account Year 8, the free withdrawal amount is $6,000, which represents 10% of Purchase Payments made in the last seven Account Years (0.10 x [$40,000 + $20,000]). (Purchase Payments made in the last seven Account Years would include the $20,000 paid in Account Year 3 and the $40,000 paid in Account Year 4, but would not include the $100,000 initial Purchase Payment because that Payment was made more than seven Account Years ago.) The $6,000 is greater than the prior Account Year Contract earnings of $3,625.

(e) Later in Account Year 8, an additional Purchase Payment of $20,000 and an additional credit (Purchase Payment Interest) of $1,000 (0.05 x $20,000) are made, and the free withdrawal amount is immediately recalculated. The new free withdrawal amount is based on 10% of Purchase Payments and equals $8,000 (0.10 x [$20,000 + $40,000 + $20,000]), which exceeds the prior Account Year Contract earnings ($3,625).

(f) Subsequently, in Account Year 8, a withdrawal of $8,000 is taken which reduces the free withdrawal amount to $0.